NEXA RESOURCES ANNOUNCES THE SALE OF PUKAQAQA PROJECT

Luxembourg, September 4, 2024 - Nexa Resources S.A. (“Nexa Resources”, “Nexa” or the “Company”) (NYSE Symbol: “NEXA”) announces today the signing of a definitive agreement among Nexa Resources Peru S.A.A., as the seller, and Olympic Precious Metals Ltd. (“Olympic”), as the purchaser, for the sale of 100% of the shares issued by Compañia Minera Cerro Colorado S.A.C., comprising the mineral properties of the Pukaqaqa Project (“Pukaqaqa” or the “Project”), located in the Huancavelica region of Peru for a purchase price of US$4.3 million (the “Transaction”). Pukaqaqa is a greenfield project, in the pre-feasibility study, involving the development of an open pit copper and molybdenum mine, with additional gold credits.

The total consideration for this Transaction comprises US$0.3 million in upfront cash, US$1.0 million in the first staged payment, and US$3.0 million in the second staged payment. These payments are expected to occur upon the closing of the Transaction, 12 months thereafter, and 48 months thereafter, respectively.

In addition to the consideration, Nexa will receive contingent payments totaling US$25 million, payable in cash in three installments, subject to and upon the Project reaching certain milestones in its development.

The closing of this Transaction is expected to occur by December 2024, subject to certain customary conditions precedent, including the transfer of some peripheral concessions held by Nexa to the Project.

As previously disclosed, Nexa has been actively assessing risk-return alternatives, and the sale of this Project is expected to result in Nexa’s continued portfolio optimization process to improve free cash flow in line with the Company's disciplined capital allocation framework.

“The sale of Pukaqaqa is another step in our journey to continually maximize value for the Company and its shareholders. Portfolio optimization is a central part of our strategy to improve cash flow generation and returns,” said Ignacio Rosado, CEO of Nexa Resources.

Nexa has engaged Argent Partners as its financial advisor and Rebaza Alcázar & de las Casas as its legal counsel.

About Olympic Precious Metals Ltd

Olympic Precious Metals Ltd is a Canadian company dedicated to the development of copper and gold opportunities across the Americas.  Olympic is committed to preserving, growing, and realizing long-term shareholder value in a responsible manner, delivering lasting benefits to local communities and stakeholders.  The Olympic team brings deep, proven expertise in efficiently exploring, rapidly advancing, and successfully delivering sustainable mining projects. The Company creates value by building and optimizing mines that prioritize local employment, engage local suppliers, and empower local communities. For more information, visit: www.olympicpreciousmetals.com.

About Nexa

Nexa is a large-scale, low-cost integrated zinc producer with over 65 years of experience developing and operating mining and smelting assets in Latin America. Nexa currently owns and operates five long-life mines, three of which are located in the central Andes region of Peru, and two of which are located in Brazil (one in the state of Minas Gerais and one in the state of Mato Grosso). Nexa also currently owns and operates three smelters, two of which are located in the state of Minas Gerais in Brazil, and one of which is Cajamarquilla, located in Lima, which is the largest smelter in the Americas.

Nexa was among the top five producers of mined zinc globally in 2023 and one of the top five metallic zinc producers worldwide in 2023, according to Wood Mackenzie.

Cautionary Statement on Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this news release as “forward-looking statements”). Forward-looking statements contained in this news release may include, but are not limited to, zinc and other metal prices and exchange rate assumptions, projected operating and capital costs, metal or mineral recoveries, head grades, mine life, production rates, and returns; the Company’s potential plans; the estimation of the tonnage, grade and content of deposits and the extent of mineral resource and mineral reserve estimates; timing of commencement of production; exploration potential and results; the timing and receipt of necessary permits for future operations; and the impacts of COVID-19 on our operations.

These statements are based on information currently available to the Company and the Company provides no assurance that actual results and future performance and achievements will meet or not differ from the expectations of management or qualified persons. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward-looking statements. Forward-looking statements are not guarantees and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for a number of reasons, many of which are not under our control, among them, the activities of our competition, the future global economic situation, weather conditions, market prices and conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward-looking statements. Our estimates and forward-looking statements may also be influenced by, among others, legal, political, environmental, or other risks that could materially affect the potential development of the Project, including risks related to outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally, as well as risks relating to ongoing or future investigations by local authorities with respect to our business and operations and the conduct of our customers, including the impact to our financial statements regarding the resolution of any such matters.

These forward-looking statements related to future events or future performance and include current estimates, predictions, forecasts, beliefs and statements as to management’s expectations with respect to, but not limited to, the business and operations of the Company and mining production, our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, capex, expenses related to exploration and project evaluation, estimation of Mineral Reserves and/or Mineral Resources, mine life and our financial liquidity.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable and appropriate by management and qualified persons considering their experience are inherently subject to significant uncertainties and contingencies and may prove to be incorrect. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, full integration of mining and smelting operations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in metal prices, exchange rates, or the cost of energy, supplies or transportation, among other assumptions.

Estimates and forward-looking statements refer only to the date when they were made, and we do not undertake any obligation to update or revise any estimate or forward-looking statement due to new information, future events or otherwise, except as required by law. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may be substantially different from the expectations described in the forward-looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov).

For further information, please contact:

Investor Relations Team

ir@nexaresouces.com

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